UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press Release

Bellevue, May 12, 2005

T-MOBILE USA REPORTS FIRST QUARTER 2005 RESULTS

•                  957,000 net new customers added in Q1 2005

•                  Postpay churn at 2.3%, down from 2.6% in Q1 2004 and Q4 2004

•                  More than 500,000 BlackBerry users reached in Q1 2005

•                  ARPU of $54 in Q1 2005, in line with Q1 2004; data ARPU at 7.6% of postpay ARPU in Q1 2005

•                  $826 million in Operating Income Before Depreciation and Amortization (OIBDA) in Q1 2005

•                  Purchase of California and Nevada network and spectrum assets from Cingular Wireless successfully completed in the quarter

•                  Q1 2005 net income of $103 million

T-Mobile USA, Inc. (“T-Mobile USA”) the U.S. operation of T-Mobile International AG & Co. KG (“T-Mobile International”), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom”) (NYSE: DT), today announced first quarter 2005 results. In order to provide comparability with the results of other U.S. wireless carriers all financial amounts are in USD and are based on accounting principles generally accepted in the United States (“GAAP”).  As of January 1, 2005 Deutsche Telekom reports its consolidated financial results in accordance with International Financial Reporting Standards.

In the first quarter of 2005, T-Mobile USA added 957,000 net new customers, compared with 1,019,000 added in the fourth quarter of 2004 and 1,174,000 in the first quarter of 2004.  Approximately 81% of the growth in the first quarter of

2005 came from new postpay customers, which currently comprise 88% of the total customer base.

“T-Mobile’s focus on delivering exceptional value to consumers has driven another stellar quarter of growth,” said Robert Dotson, President and CEO of T-Mobile USA.  “Not only have we grown our customer base to over 18 million customers, we have seen gains in customer loyalty, resulting in a significant reduction in churn during the first quarter.  These operating results have been accompanied by a full seven percentage point improvement in our OIBDA margin over the first quarter of 2004, which validates the strength of our ‘Get More’ proposition in the current wireless climate.  Additionally, last week, JD Powers ranked T-Mobile USA as the national wireless carrier “highest in customer satisfaction among wireless voice and data service with business customers.”  Our commitment to customer service has now resulted in the top overall ranking nationally for both consumer and business customers.

T-Mobile USA reported OIBDA of $826 million in the first quarter of 2005 compared to $515 million in the fourth quarter of 2004 and $492 million in the first quarter of 2004. OIBDA for the first quarter of 2005 includes non-cash rent expense related to recent changes to our accounting for operating leases of $40 million whereas the fourth quarter of 2004 included a $200 million cumulative adjustment for 2004 and prior years (see Note 2 to the Selected Data Table).  T-Mobile USA’s net income for the first quarter of 2005 was $103 million.

“We are very pleased with T-Mobile USA’s first quarter of 2005 results which prove the continuing growth potential of the US wireless market”, said Rene Obermann, CEO of T-Mobile International and Member of the Board of Management, Deutsche Telekom. “With net adds approaching one million and OIBDA of more than $800 million, T-Mobile USA delivered once again.”

T-Mobile USA service revenues, which consist of postpay, prepaid, and roaming and other service revenues, were $2.85 billion in the first quarter of 2005, up from $2.75 billion in the fourth quarter of 2004 and $2.21 billion in the first quarter of 2004.  Total revenues of $3.44 billion include wholesale revenues for network usage by Cingular’s customers who have not yet transitioned from the former joint venture networks in California, Nevada, and New York.

Average Revenue Per User (“ARPU,” as defined in the footnotes to the Selected Data, below) was $54 in the first quarter of 2005, seasonally down from $55 in the fourth quarter of 2004 and consistent with $54 in the first quarter of 2004.  Data services revenue growth continued in the first quarter, with data revenues now comprising 7.6% of postpay ARPU, compared to 6.6% in the fourth quarter of 2004 and 4.5% in the first quarter of 2004.  A key factor in the data revenue growth in the first quarter was a continuing strong BlackBerry performance with a net increase of 91,000 BlackBerry customers during the quarter, bringing the total to 502,000.

Postpay churn averaged 2.3% per month in the first quarter of 2005, down from 2.6% in the fourth quarter of 2004 and the first quarter of 2004.  Blended churn, a mix of postpay and prepaid customers, was 2.8% in the first quarter of 2005, down from 3.1% in the fourth quarter of 2004 and 3.0% in the first quarter of 2004.  The fall in churn is primarily a result of our continued retention efforts and commitment to high quality customer service.

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA”, as defined in the footnotes to the Selected Data, below) was $357 in the first quarter of 2005, up from $345 in the fourth quarter of 2004, and $326 in the first quarter of 2004.  The upward trend reflects the change in the market for new customers over the period.

The average cash cost of serving customers, Cash Cost Per User (“CCPU”, as defined in the footnotes to the Selected Data, below), was $26 per customer per month in the first quarter of 2005, compared with $28 in the fourth quarter of 2004 and $23 in the first quarter of 2004.  The change in accounting for operating leases and the related cumulative adjustment in the fourth quarter of 2004 increased CCPU in the first quarter of 2005 and fourth quarter of 2004 by $1 and $4, respectively.  An increase in handset subsidies on upgrade sales to our existing customers also contributed to the increase in CCPU.

On January 5, 2005, as previously announced, T-Mobile USA and Cingular Wireless terminated their network sharing joint venture and T-Mobile USA acquired 100% ownership of the shared network assets in California, Nevada and New York City, plus additional California spectrum for a net cash payment of $2.46 billion. T-Mobile USA recognized a loss of $792 million in the fourth quarter of 2004 related to this transaction and an additional $32 million loss in the first quarter of 2005. The loss relates primarily to T-Mobile USA’s contractual obligation to transfer 10 MHz of New York spectrum to Cingular after January 2007, in accordance with the unwind provisions of the joint venture formation agreement.

Capital expenditures were $2.84 billion in the first quarter of 2005, including the $2.46 billion related to the California and Nevada network acquisition and $376 million related to other expenditures focused on network expansion, capacity and quality improvements, which was down from $422 million in the fourth quarter of 2004 and $599 million in the first quarter of 2004. The 2004 amounts did not include our share of the capital expenditures of the network joint venture with Cingular, which amounted to $202 million in the fourth quarter of 2004 and $110 million in the first quarter of 2004.  T-Mobile USA added over 460 new cell sites in the first quarter of 2005, bringing the total number of cell sites to approximately 29,900, including the former joint venture sites in California and Nevada.

T-Mobile USA’s joint venture with Cook Inlet Region Inc. successfully participated in FCC Auction 58 and, pending FCC review and formal approval, will acquire additional mobile communications licenses in 35 markets, including Cleveland, Denver, Kansas City, Minneapolis, Richmond, San Antonio, and Seattle for a total of $235 million. FCC approval and actual granting of the licenses is expected late in the second quarter or early in the third quarter of 2005. T-Mobile USA has resale agreements with the joint venture which will permit T-Mobile USA to significantly improve network capacity in those markets.

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliation from the non-GAAP financial measures to the most directly comparable GAAP financial measures is provided below following Selected Data and the financial statements.

SELECTED DATA FOR T-MOBILE USA

(‘000)	Q1 05	Y/E 04	Q4 04	Q3 04	Q2 04	Q1 04
Covered population	229,000	229,000	229,000	226,000	224,000	224,000
Customers, end of period	18,271	17,314	17,314	16,295	15,394	14,302
thereof postpay customers	16,115	15,340	15,340	14,528	13,720	12,784
thereof prepaid customers	2,156	1,974	1,974	1,767	1,674	1,518
Net customer additions	957	4,186	1,019	901	1,092	1,174

Minutes of use/postpay customer/month	921	877	907	908	885	817
Postpay churn	2.3%	2.6%	2.6%	2.6%	2.4%	2.6%
Prepaid churn	6.4%	6.3%	6.6%	6.6%	5.7%	6.9%
Blended churn	2.8%	3.0%	3.1%	3.0%	2.8%	3.0%

($ / month)
ARPU (blended)(1)	54	55	55	55	55	54
ARPU (postpaid)	54	56	56	56	55	54
ARPU (prepaid)	28	28	29	28	30	29
Cost of serving (CCPU)(3)	26	25	28	24	23	23
Cost per gross add (CPGA)(4)	357	323	345	301	318	326

($ million)
Total revenues	3,437	11,679	3,238	3,035	2,809	2,597
Service revenues(5)	2,854	10,032	2,748	2,612	2,464	2,208
OIBDA(2),(6)	826	2,512	515	788	717	492
OIBDA margin to service Revenues(2)	29%	25%	19%	30%	29%	22%
Capital expenditures(7)	2,838	2,138	422	453	664	599

Cell sites on-air(8)	29,869	29,401	29,401	29,056	28,803	27,857

Because all companies do not calculate these figures in the same manner, the information contained in this presentation may not be comparable to other similarly titled measures reported by other companies.

(1)          Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers.  ARPU is calculated by dividing total service revenues for the specified period by the average customers during the period and further dividing by the number of months in the period.

(2)          As a result of recent financial statement restatements by numerous U.S. public companies and publication of a letter by the Chief Accountant of the SEC to the American Institute of

Certified Public Accountants on February 7, 2005, clarifying the interpretation of existing US GAAP accounting literature applicable to certain operating leases and leasehold improvements, T-Mobile USA changed its accounting for operating leases and recorded a cumulative adjustment representing a net charge to net income of $143 million in the fourth quarter of 2004, of which $71 million related to the years 2001 through 2003.  The net cumulative adjustment was comprised of a $200 million increase in rent expense based primarily on rent escalation clauses related to future renewal periods of cell site leases; an increase of $33 million in the equity loss from the network sharing venture with Cingular also related to cell site leases; a reduction of $53 million in depreciation expense to adjust the depreciable life of leasehold improvements; and a reduction of $36 million in the loss provision related to dissolution of the network sharing joint venture with Cingular. Financial results for 2004 and prior periods have not been restated.

The following table provides the impact of the cumulative adjustments as it relates to the quarterly results in 2004 as if restated.

($ million)	Total 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004
OIBDA	(93.4)	(24.2)	(23.9)	(23.2)	(22.1)
OIBDA margin to service revenues	(0.9)%	(0.9)%	(0.9)%	(0.9)%	(1.0)%
Depreciation	(2.0)	(.5)	(.5)	(.5)	(.5)
Equity (loss)	(13.6)	(3.5)	(3.4)	(3.4)	(3.3)
Other expense	36.4	36.4	—	—	—
Net income/(loss)	(72.6)	8.2	(27.8)	(27.1)	(25.9)

($ / month)
CCPU	1	1	1	1	1

(3)          The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss on equipment (handsets and accessories) sales unrelated to customer acquisition.  This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations.

(4)          Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss on equipment (handsets and accessories) sales related to customer acquisition for the specified period, divided by gross customers added during the period. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations.

(5)          Service revenues include postpay, prepaid, and roaming and other service revenues.

(6)          OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculations, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

(7)          2004 amounts exclude our investment to fund capital expenditures in the network sharing joint venture with Cingular Wireless LLC (“Cingular”). 2005 amounts include capital expenditures in the coverage areas previously served by the venture.

(8)          2004 amounts include sites in New York, California and Nevada previously owned and operated by our network sharing joint venture.

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	March 31,	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$277	$182
Accounts receivable, net of allowance for doubtful accounts of $162 and $158, respectively	1,826	1,657
Inventory	288	444
Other current assets	315	2,818
	2,706	5,101
Property and equipment, net of accumulated depreciation of $4,020 and $3,247, respectively	9,974	6,718
Goodwill	10,704	10,704
Spectrum licenses	11,268	11,087
Other intangible assets, net of accumulated amortization of $870 and $791, respectively	460	35
Investments in and advances to unconsolidated affiliates	3	1,203
Other assets and investments	461	212
	$35,576	$35,060

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$668	$615
Accrued liabilities	1,157	1,002
Loss provision on network transaction	—	792
Deferred revenue	333	335
Current portion of capital lease	1	1
Construction accounts payable	397	438
Current portion of long-term notes payable to affiliates	2,265	2,505
Total current liabilities	4,821	5,688

Long-term notes payable to affiliates	5,121	5,127
Deferred tax liabilities	3,124	3,096
Other long-term liabilities	1,554	395
Total long-term liabilities other than shares	9,799	8,618

Voting preferred stock	5,000	5,000
Total long-term liabilities	14,799	13,618

Minority interest in equity of consolidated subsidiaries	80	18

Commitments and contingencies

Shareholders’ equity:
Common Stock	39,469	39,433
Deferred stock compensation	(2)	(3)
Accumulated deficit	(23,591)	(23,694)
Total shareholders’equity	15,876	15,736
	$35,576	$35,060

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter	Quarter
	Ended	Ended
	March 31,	March 31,
	2005	2004
Revenues:
Postpay	$2,567	$1,986
Prepaid	167	128
Roaming and other services	120	94
Equipment sales	331	363
Affiliate and other	252	26
Total revenues	3,437	2,597
Operating expenses:
Network	681	454
Cost of equipment sales	661	547
General and administrative	558	431
Customer acquisition	711	673
Depreciation and amortization	519	380
Total operating expenses	3,130	2,485
Operating income	307	112
Other income (expense):
Interest expense	(123)	(192)
Equity in net losses of unconsolidated affiliates	—	(34)
Interest income and other, net	(51)	(9)
Total other income (expense)	(174)	(235)
Income (loss) before income taxes	133	(123)
Income tax expense	(30)	(34)
Net income (loss)	$103	$(157)

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Quarter	Quarter
	Ended	Ended
	March 31,	March 31,
	2005	2004
Operating activities:
Net income (loss)	$103	$(157)
Adjustments to reconcile net income to net cash provided by operating activites:
Depreciation and amortization	519	380
Income tax expense	30	34
Amortization of debt discount and premium, net	(8)	(7)
Equity in net losses of unconsolidated affiliates	—	34
Stock-based compensation	1	5
Allowance for bad debts	4	2
Deferred Rent	40	—
Loss provision on network transaction	32	—
Put option expense	29	—
Other, net	(7)	—
Changes in operating assets and liabilities:
Accounts receivable	(173)	(123)
Inventory	155	20
Other current assets	2,320	123
Accounts payable	82	140
Accrued liabilities	101	89
Net cash provided by operating activities	3,228	540
Investing activities:
Purchases of property and equipment	(376)	(599)
Purchases of tangible and intangible network assets	(2,282)	—
Acquisitions of wireless properties, net of cash acquired	(180)	(2)
Investments in and advances to unconsolidated affiliates, net	—	(150)
Net cash used in investing activities	(2,838)	(751)
Financing activities:
Long-term debt repayments	(340)	2
Long-term debt borrowings from affiliates, net	100	151
Change in minority interest	62	—
Book overdraft	(117)	(21)
Net cash provided by financing activities	(295)	132

Change in cash and cash equivalents	95	(79)
Cash and cash equivalents, beginning of period	182	148
Cash and cash equivalents, end of period	$277	$69

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows (refer to footnote 2 of the Selected Data Table for the quarterly impacts of the cumulative operating lease adjustment):

	Q1	Y/E	Q4	Q3	Q2	Q1
	2005	2004	2004	2004	2004	2004
OIBDA	$826	$2,512	$515	$788	$717	$492
Depreciation and amortization	(519)	(1,273)	(265)	(295)	(333)	(380)

Operating income	$307	$1,239	$250	$493	$384	$112

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q1	Y/E	Q4	Q3	Q2	Q1
	2005	2004	2004	2004	2004	2004
Customer acquisition costs	$711	$2,675	$737	$622	$643	$673

Plus: Subsidy loss
Equipment sales	(331)	(1,519)	(452)	(388)	(316)	(363)
Cost of equipment sales	661	2,313	719	573	474	547
Total subsidy loss	330	794	267	185	158	184

Less: Subsidy loss unrelated to customer acquisition	(172)	(350)	(122)	(100)	(59)	(69)
Subsidy loss related to customer acquisition	158	444	145	85	99	115

Cost of acquiring customers	$869	$3,119	$882	$707	$742	$788

CPGA ($ / new customer added)	$357	$323	$345	$301	$318	$326

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations (refer to footnote 2 of the Selected Data Table for the quarterly impacts of the cumulative operating lease adjustment):

	Q1	Y/E	Q4	Q3	Q2	Q1
	2005	2004	2004	2004	2004	2004

Network costs	$681	$2,297	$757	$556	$530	$454

General and administrative	558	1,883	511	496	445	431

Total network and general and administrative costs	1,239	4,180	1,268	1,052	975	885

Plus: Subsidy loss unrelated to customer acquisition	172	350	122	100	59	69

Total cost of serving customers	$1,411	$4,530	$1,390	$1,152	$1,034	$954

CCPU ($ / customer per month)	$26	$25	$28	$24	$23	$23

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). Effective December 31, 2003, Powertel, Inc. became a wholly-owned subsidiary of T-Mobile USA, thus the consolidated balance sheets and operating results of T-Mobile USA represent all the consolidated U.S. operations of T-Mobile International. All information contained in this press release reflects the combined results of T-Mobile USA and Powertel as if the companies had been combined historically.

T-Mobile USA’s GSM/GPRS 1900 voice and data networks reach over 256 million people including roaming and other agreements.  In addition, T-Mobile USA operates the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the United States, available in more than 5,400 public access locations including Starbucks coffeehouses, Kinko’s, Borders Books and Music, Hyatt and Accor hotels, selected airports and American Airlines Admirals Clubs, United Red Carpet Clubs and Delta Air Lines Clubs. T-Mobile USA is committed to providing the best value in wireless service through its GET MORE promise to provide customers with more minutes, more features and more service. For more information, visit the company website at http://www.t-mobile.com/.

About T-Mobile International:

T-Mobile International, one of Deutsche Telekom AG’s three main growth drivers, is one of the world’s leading international mobile communications providers. T-Mobile International’s majority-held mobile companies today serve more than 78 million mobile customers in Europe and the U.S.. For more information about T-Mobile International, please visit http://www.t-mobile.net/. For further information on Deutsche Telekom, please visit http://www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Philipp Schindera	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.1700	+49 228.181.88880

Hans Ehnert	Nils Paellmann/Bernie Scholtyseck
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951
+1 877.DT SHARE (toll-free)

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: May 13, 2005